UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

 (Amendment No. 3)

CERADYNE, INC.

(Name of Subject Company (Issuer))

3M COMPANY

CYBORG ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

156710105

 (CUSIP Number of Class of Securities)

Gregg M. Larson

Deputy General Counsel and Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$860,567,120	$117,381.36

*                 Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,587,632 shares of common stock, $0.01 par value per share, of Ceradyne, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of September 28, 2012 (i) 24,047,187 Shares issued and outstanding, (ii) 201,875 Shares issuable upon the exercise of outstanding options and (iii) 338,570 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $35.00 per Share.

**          The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$117,381.36	Filing Party:	3M Company, Cyborg Acquisition Corporation

Form or Registration No.:	Schedule TO	Date Filed:	October 15, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☒          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

13D

CUSIP No. 156710105

1.	Names of Reporting Persons 3M Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2012, as amended and supplemented by Amendment No. 1 filed on November 2, 2012 and Amendment No. 2 filed on November 16, 2012, by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Ceradyne, Inc., a Delaware corporation (“Ceradyne”), at a price of $35.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1-11.

The Offer to Purchase is hereby amended and supplemented by including the following:

The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Tuesday, November 27, 2012. The Depositary for the Offer has advised 3M and Purchaser that, as of such time, a total of 21,093,164 Shares were validly tendered and not withdrawn in the Offer, representing approximately 87.7% of the outstanding Shares (or approximately 85.8% calculated on a fully diluted basis).  In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,824,343 Shares that have not yet been tendered, representing approximately 7.6% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Purchaser has exercised the top-up option in accordance with the Merger Agreement, as a result of which Ceradyne issued additional Shares to Purchaser, at a price per Share equal to the price per Share being paid in the Offer, sufficient to allow Purchaser to effect a short-form merger pursuant to Section 253 of the DGCL, and the short-form merger was subsequently completed on November 28, 2012.  Following the Merger, each Share not tendered in the Offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by 3M or Ceradyne or their respective wholly owned subsidiaries, was converted into the right to receive $35.00 per Share in cash, without interest and less any required withholding taxes. This is the same price per Share being paid in the Offer.

The full text of the press release issued by 3M on November 28, 2012 in connection with the expiration of the Offer and the Merger is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(E) Press Release issued by 3M Company on November 28, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

3M COMPANY

By:	/s/ Gregg M. Larson
Name: Gregg M. Larson
Title: Deputy General Counsel and Secretary

CYBORG ACQUISITION CORPORATION

By:	/s/ William R. Myers
Name: William R. Myers
Title: President and Director

EXHIBIT INDEX

(a)(5)(E)	Press Release issued by 3M Company on November 28, 2012.